UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549



                                     SCHEDULE 13G

                       Under the Securities Exchange Act of 1934
                             (Amendment No.    1       )*



                              Daw Technologies, Inc.
                           ----------------------------
                                (Name of Issuer)

                           Common Stock, $.01 Par Value
                          ------------------------------
                          (Title of Class of Securities)

                                    23922010
                              ---------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [x] . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                     13G

1         NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          J. Weston Daw - SSN:  ###-##-####

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)

3         SEC USE ONLY

4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States



      NUMBER OF            5   SOLE VOTING POWER
       SHARES                  None
    BENEFICIALLY
      OWNED BY             6   SHARED VOTING POWER
       EACH                    None
     REPORTING
      PERSON               7   SOLE DISPOSITIVE POWER
       WITH                    2,602,442

                           8    SHARED DISPOSITIVE POWER
                                None

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH  REPORTING PERSON
          2,602,442

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          24.2%

12        TYPE OF REPORTING PERSON*
          IN



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. INDENTIFICATION NOL OF ABOVE PERSON

          Beverly Daw


2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)

3         SEC USE ONLY

4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States



     NUMBER OF             5   SOLE VOTING POWER
       SHARES                  None
    BENEFICIALLY
      OWNED BY             6   SHARED VOTING POWER
         EACH                  None
     REPORTING
       PERSON              7   SOLE DISPOSITIVE POWER
         WITH                  None

                           8   SHARED DISPOSITIVE POWER
                               2,602,442

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH  REPORTING PERSON
          2,602,442

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          24.2%

12        TYPE OF REPORTING PERSON*
          IN


Item 1.

       (a)     Name of Issuer:  Daw Technologies, Inc.

       (b)     Address of Issuer's Principal Executive
               Offices:  2700 South 900 West, Salt Lake
               City, Utah 84119


Item 2.

       (a)     Name of Persons Filing:  J. Weston Daw and
Beverly Daw (the "Reporting Persons")
       (b)     Address of Principal Business Office of J.
               Weston Daw:  2700 South 900 West, Salt Lake
               City, Utah  84119

               Address of Residence of Beverly Daw:  602
               Walnut Brook Drive, Murray, Utah  84107

       (c)     Citizenship:  United States

       (d) Title of Class of Securities: Common Stock, $.01 Par Value (the "Common Stock")

       (e)     CUSIP Number:  23922010


Item 3.

               This statement is not filed pursuant to Rule
               13d-1(b) or 13d-12(b).


Item 4.        Ownership

       (a)     Amount Beneficially owned by J. Weston Daw
               as of 12/31/94:  2,602,442

               Amount Beneficially owned by Beverly Daw as of 12/31/94: 2,602,442*

               *      Beverly Daw, the spouse of J.
                      Weston Daw, may be deemed to
                      beneficially own the shares held
                      by J. Weston Daw as a result of
                      such relationship.

       (b)     Percent of Class owned by J. Weston Daw as
               of 12/31/94:  24.2%

               Percent of Class owned by Beverly Daw as of
               12/31/94:  24.2%

       (c)     Number of shares as to which the Reporting
               Person has:

               (i)    sole power to vote or to direct the
                      vote:  As of December 31, 1994,
                      neither of the Reporting Persons had
                      sole power to vote or to direct the
                      vote of any shares.  The power to vote
                      the shares beneficially owned by the
                      Reporting Persons was irrevocably
                      granted by the Reporting Persons to
                      Ronald W. Daw until September 30,
                      1995.
               (ii)   shared power to vote or to direct the
                      vote:  As of December 31, 1994, the
                      Reporting Persons did not share the
                      power to vote or to direct the vote of
                      any shares.

              (iii)           sole power to dispose or to
                              direct the disposition of:  As of
                              December 31, 1994, J. Weston Daw
                              had sole power to dispose or to
                              direct the disposition of
                              2,602,442 shares, which included
                              5,000 shares underlying options
                              that became exercisable on
                              November 6, 1994.  Beverly Daw
                              did not have the sole power to
                              dispose of or direct the
                              disposition of any shares.

               (iv)   shared power to dispose or to direct
                      the disposition of:  As of December
                      31, 1994, Beverly Daw may have been
                      deemed to share the power to dispose
                      or direct the disposition of the
                      2,602,442 shares held by J. Weston
                      Daw.

               The filing of this Schedule 13G shall not be construed as an admission that the Reporting
               Persons, for purposes of Section 13(d) and 13(g) of the Securities Exchange Act of
               1934, are the beneficial owners of all of the securities covered by this Schedule 13G.



Item 5.        Ownership of Five Percent or Less of a Class

               This statement is not being filed to report the fact that as of the date hereof the Reporting
       Persons have ceased to be beneficial owners of more than five percent of the class of securities.


Item 6.        Ownership of More than Five Percent on
               Behalf of Another Person

               Not applicable.


Item 7.        Identification and Classification of the
               Subsidiary Which Acquired the Security Being
               Reported on By the Parent Holding Company
               Not applicable.


Item 8. Identification and Classification of Members of the Group

               Not applicable.


Item 9.        Notice of Dissolution of Group

               Not applicable.


Item 10.       Certification

               Not applicable.


                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATED:  May  30 , 1996               DATED:  May  30 , 1996



By  /s/ RONALD W. DAW                By /s/ RONALD W. DAW
Beverly Daw by Ronald W. Daw,        J. Weston Daw by Ronald W. Daw,
Attorney-in-Fact pursuant to a       Attorney-in-Fact pursuant to a
Power of Attorney                    Power of Attorney



                                   AGREEMENT


       The undersigned agree that this Amendment No. 1 to Schedule 13G of J. Weston Daw and Beverly Daw relating to the shares of Common Stock of Daw
Technologies, Inc. shall be filed on behalf of the undersigned.



By  /s/ RONALD W. DAW           By /s/ RONALD W. DAW
Beverly Daw by Ronald W. Daw,   J. Weston Daw by Ronald W. Daw,
Attorney-in-Fact pursuant to a  Attorney-in-Fact pursuant to a
Power of Attorney               Power of Attorney